UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date September 1, 2014

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Honesti Basyir

----------------------------------------------------

(Signature)

Honesti Basyir

Chief of Financial Officer

INFORMATION TO INVESTOR

No. TEL: 181/PR110/COP-A0070000/2014

Telkom Indonesia and Telstra Sign Joint Venture for Network Application and Services (NAS)

Jakarta, 29 August 2014 –  PT Telekomunikasi Indonesia, Tbk (“Telkom”) thru its wholly-owned subsidiary PT Multimedia Nusantara (“Telkom Metra”) and Telstra Corporation Limited (“Telstra”) today finalized a Joint Venture (“JV”) agreement to provide NAS to Indonesian enterprises, multi-nationals and Australian companies operating in Indonesia.

The Indonesian Information Communication Technology (“ICT”)  enterprise market are currently on a rise, with a current value estimated at Rp.93.5 trillion, it is expected to reach Rp.124.6 trillion by 2017, making it one of the market that shows a lot of potential and opportunity. Telkom Indonesia, as the market leader in ICT enterprise segment in the country, further validates this fact by experiencing a growth of data services/internet of its enterprise customer reaching 30-40 % this year.

The success of Telstra doing business transformation, their competence in NAS business development, and their experience in delivering ICT base service and solution to more than 800 corporate companies in Australia, are the main reasons why Telkom chose Telstra as strategic partner. Delivering the NAS solution in Indonesia will utilize Telkom Indonesia’s various ICT infrastructures within its group, and sold through its nationwide enterprise sales team.  "We believe the JV NAS will grow significantly not only because we conduct the partnership with Telstra, but also considering Telkom’s capabilities in network and data center, as well as Telkom's strong position in the enterprise market segment which is the target market of NAS", said Arief Yahya, CEO of Telkom.

Telstra Global Enterprise and Services Group Executive, Brendon Riley, said the joint venture matched together two of the region’s trusted telecommunication and enterprise service providers to be the NAS product house and delivery engine for Telstra and Telkom enterprise customers in Indonesia.  “The JV is an important step in Telstra’s Asia strategy and also aligns with our aim to build new growth businesses that leverage the strengths of our core telecommunication capabilities. By partnering with Telkom in the fast growing NAS market we leverage local expertise, a respected brand and service capabilities.” added Mr Riley.

The JV will be led by CEO Phill Sporton. Mr Sporton was most recently Executive Director Customer Service Delivery for Telstra, leading a team of over 15,000 people across three continents. “Phill has extensive experience in technology engineering, network planning and design, information technology and project management which puts him in a great position to lead the JV,” Mr Riley said.

NAS solutions will complement and leverage the Information "I" business, which is part of Telkom Indonesia’s TIMES (Telecommunication, Information, Media, Edutainment, Services) portfolio today. It is a wide range of services and applications, activities, people, processes, and tools that covers four key areas namely; Managed Network Services; Managed Security Services; Unified Communications; and Cloud Solutions; as well as associated professional services. For the enterprise customers, NAS will provide business continuity and performance, protect business information, and improve employee productivity as well as operational efficiency.

"JV NAS will not only strengthen the position of Telkom in the ICT industry both locally and regionally, but it will also empower Indonesian enterprises, because with the NAS service, corporations will be able to focus on its core business, have more room to innovate and become more productive in conducting their business", stated by Indra Utoyo, Director of Innovation and Strategic Portfolio of Telkom.  “We believe the new JV NAS entity will be the premier partner to empower all enterprise ICT needs in Indonesia and beyond”, added Mr Utoyo.

TONY SUWARJO

Acting Vice President Investor Relations

For further information, please contact :

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk.

Phone: 62-21-5215109

Fax: 62-21-5220500

e-mail: investor@telkom.co.id

website : www.telkom.co.id

About PT Telekomunikasi Indonesia, Tbk

PT Telekomunikasi Indonesia, Tbk. (“Telkom”) is the largest telecommunication and network service provider in Indonesia. Serving millions of customers nationwide, Telkom provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through the subsidiaries. Telkom have broadened business portfolio to encompass TIMES – Telecommunication, Information, Media and Edutainment.  Telkom’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depositary Shares are listed in New York Stock Exchange (NYSE: TLK).

About Telstra Corporation Limited

Telstra Corporation Limited (“Telstra”) is an Australian’s leading telecommunications and information services company. Telstra builds and operates telecommunications network and markets voice, mobile, internet access, pay television and other entertainment product and services. Developing the growth business of Network Application and Service (NAS), Media and International is a key pilars of Telstra’s strategy. Telstra’s shares are listed in the Australian Stock Exchange (ASX: TLS.AX).

About PT Multimedia Nusantara

PT Multimedia Nusantara (“Telkom Metra”) is a wholly-owned Telkom’s subsidiary. This strategic investment holding company operating in the industry of Information, Media and Edutainment (IME). As of June 2014, Telkom Metra has managed 11 business portofolios comprise of Satellite, Premise Integration (PI), VAS Managed Apps/ITO, e-Payment, Data analytics, Business Process Management, e-Solution, Digital Media Home, Digita Media Life and Digital Advertising. This portfolios are operated through 1 business unit, 10 subsidiaries and 2 affiliations.

Forward-Looking Statements

All statements other than statements of historical facts included in this announcement are or may be forward-looking statements. This statements reflect Telkom and Telstra current expectations, beliefs or strategies regarding the future and assumption in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involved known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom and Telstra do not undertake any obligation to update publicly or revise any forward-looking statements.